Exhibit 99.1

Global-e joins with Australia Post to accelerate Australian merchants’ international e-commerce sales

Enhancing Australian merchants’ cross-border e-commerce business, boosting international traffic conversion rates and sales, and opening opportunities in new markets

Petah-Tikva, Israel, November 3, 2021: Global-e (NASDAQ: GLBE), the world’s leading platform enabling and accelerating global, direct-to-consumer cross-border e-commerce, announced today a new collaboration with Australia Post, to help Australian merchants accelerate their direct-to-consumer online sales and enhance their business with cross-border e-commerce.

Using Global-e, Australia Post’s merchant customers will be able to optimize their webstore in over 200 global destinations and offer shoppers an easy, localized shopping experience with local messaging, language, currency, payment options and grow their business by utilizing Global-e’s big-data business intelligence models and streamlined logistics.

The combination of Australia Post’s international outbound services and Global-e’s sophisticated cross-border e-commerce platform will help Australian retailers to boost their international traffic conversion rates and sales and open opportunities in new markets.

Nir Debbi, Co-Founder & President at Global-e, said: “This agreement with Australia Post serves as an important milestone as we continue to expand into the APAC region, specifically into the Australian market. The global cross-border e-commerce market is growing rapidly, and we believe, based on our research, that there is a lot of potential for Australian retailers and brands to tap into this large and growing market by better catering to global consumers’ needs. The collaboration with Australia’s number one delivery partner of choice, will enable Australian merchants to “turbo-charge” their direct-to-consumer international e-commerce sales as well as enter new markets.”

Gary Starr, Executive General Manager Business, Government & International at Australia Post, said: ”It is incredibly important for our merchant customers to be able to expand their business and tap into new markets through cross-border e-commerce. This agreement with Global-e will give our customers the opportunity to connect with more people through localizing their online shopping experience and help them to navigate some of the complexities that come with trading in international markets.”

Global-e’s end-to-end cross-border e-commerce platform allows merchants to enhance and accelerate international traffic conversion and online sales by localizing the online shopping experience and tailoring it to the preferences and behaviors of shoppers in different markets worldwide. This includes local pricing in more than 100 currencies, local messaging and a seamless checkout experience supported in over 25 languages, duty and tax calculation for a guaranteed landed cost with the option for prepayment at checkout, a wide range of payment options with over 150 local and alternative payment methods supported, multiple delivery options and easy returns.

About Global-e

Global-e (Nasdaq: GLBE) is the world’s leading platform enabling and accelerating global, direct-to-consumer cross-border e-commerce. The chosen partner of hundreds of brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e’s end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, Global-e operates from eight offices worldwide. For more information, please visit: www.global-e.com

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to: failure to retain our existing merchants, or the gross merchandize value (GMV) generated by such merchants; failure to attract new merchants, or the merchants we do attract fail to generate GMV or revenue comparable to our current merchants; failure to develop or acquire new functionality or enhance our existing platform; failure to successfully compete against current and future competition; failure to integrate our platform with e-commerce platforms; failure to maintain the functionality of our platform; failure to manage our growth effectively; risks associated with cross-border sales and operations; risks associated with governmental export controls; the compromise of personal information of our merchants and shoppers we store; failure to enhance our reputation and awareness of our platform; diminished demand for our platform and services as a result of changes in laws and regulations; actual or perceived failure to comply with stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security; failure to adequately maintain, protect or enforce our intellectual property rights; the COVID-19 pandemic could materially adversely affect our operations; and other factors discussed under the heading “Risk Factors” in our prospectus related to our initial public offering, filed with the Securities and Exchange Commission (“SEC”) on May 13, 2021 and other documents filed with or furnished to the SEC. When used in this press release, such statements include such words as “may,” “will,” “expect,” “believe,” “plan,” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this document. Other than as required by law, there should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.

Media Contacts:

For Global-e:

Headline Media

Garrett Krivicich

Globale@headline.media

+1 786-233-7684

For Australia Post:

Australia Post Media Line: +613 9106 6666

Email: media@auspost.com.au

Newsroom: auspost.newsroom.com.au